

July 10, 2012

Via E-mail
Albert M. Campbell, III
Chief Financial Officer
Mid-America Apartment Communities, Inc.
6584 Poplar Avenue
Memphis, Tennessee 38138

> **Re:** **Mid-America Apartment Communities, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-12762**

Dear Mr. Campbell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Development, Renovation, and Repositioning Strategy, page 10

1.   In future Exchange Act periodic filings, to the extent you have a significant development/redevelopment portfolio, please expand your disclosure to include information regarding anticipated completion dates, costs incurred to date and estimated costs to completion.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 34

2.   We note your average effective rent and overall occupancy disclosure on page 37. In future Exchange Act periodic reports, please accompany this disclosure with same store occupancy trends and same store average rent trends, as adjusted for leasing incentives.

<u>Liquidity and Capital Resources, page 43</u>

3. We note your disclosure regarding shares sold through your ATM program. In future Exchange Act periodic reports, please disclose the average price and/or gross proceeds and the amount remaining in your ATM program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3233 if you have any questions.

             Sincerely,

             /s/ Tom Kluck

             Tom Kluck
             Legal Branch Chief

cc: Micah Holton
   Via E-mail